June 11, 2019

Ken DeCubellis
Chief Executive Officer
Black Ridge Acquisition Corp.
110 North 5th Street, Suite 410
Minneapolis, MN 55403

       Re: Black Ridge Acquisition Corp.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed June 5, 2019
           File No. 001-38226

Dear Mr. DeCubellis:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

World Poker Tour and Allied Esports
Financial Statements for the Interim Period Ended March 31, 2019
Note 3 - Significant Accounting Policies - Revenue Recognition, page F-48

1. We have reviewed your response to our prior comment number 7. Please consider expanding your multiplatform revenue section to also include information contained in all four paragraphs of your response.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please
 Ken DeCubellis
Black Ridge Acquisition Corp.
June 11, 2019
Page 2

contact Susan Block at 202-551-3210 or Nolan McWilliams at 202-551-3217 with any other questions.



                                                        Sincerely,
FirstName LastNameKen DeCubellis
                                                        Division of Corporation
Finance
Comapany NameBlack Ridge Acquisition Corp.
                                                        Office of
Transportation and Leisure
June 11, 2019 Page 2
cc:       Jeffrey Gallant
FirstName LastName